07028309

13th November 2007

SEC MAIL PROCESSING RECEIVED
NOV 2 0 2007
WASH, D.C. 185

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

PROCESSED
DEC 0 5 2007
THOMSON FINANCIAL

Claire Harrison

Encs.

One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000 F: 020 7293 3405
www.trinitymirror.com
Registered No. 82548 England & Wales

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Announcement Details

A/S: 373305

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

The Company has today received notification from Barclays PLC that they have a notifiable interest in 11,280,372 Trinity Mirror plc Ordinary Shares (previously 15,132,519) , representing a total number of voting rights of 11,280,372. This represents 3.85% of the issued share capital (previously 5.16%). Barclays have notified us that following the implementation of the Transparency Directive they are only notifying where they have a control of shares rather than an 'interest in shares' as previously. Certain holdings held for the benefit of their clients have therefore been disaggregated.

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